1 March 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

CF/AD11

100 F St. NE

Washington, D.C. 20549-3561

Attention: Joseph M. Kempf

Senior Staff Accountant

Re:	Vodafone Group Public Limited Company
Form 20-F for the fiscal year ended 31 March 2005
Filed 8 June 2005
File No. 1-10086

Dear Mr. Kempf,

We have received the letter from Mr. Spirgel dated 21 February 2006 regarding the above mentioned filing. I am writing to inform you that, due to the time necessary to draft an appropriate response, we intend to submit the information requested in your letter in March 2006.

Yours sincerely,

/s/ Robbie Barr

Robbie Barr

Group Financial Controller

cc:    Larry Spirgel, US Securities and Exchange Commission

Robert S. Littlepage, US Securities and Exchange Commission

Vince Niblett, Deloitte & Touche, LLP

Hadleigh Shekle, Deloitte & Touche, LLP

Kathryn A. Campbell, Sullivan & Cromwell LLP

Vodafone Group Services Limited

Group Finance

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

Telephone: +44 (0)1635 33251, Facsimile: +44 (0)1635 682701

Registered Office:  Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England.  Registered in England No. 3802001